Filed by: Independent Bank Corp.
Commission File No.: 001-09047

Pursuant to Rule 165 and Rule 425
under the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Falmouth Bancorp, Inc.
Commission File No.: 001-13465

     The following is a slide presentation providing details of the transaction between Independent Bank Corp. and Falmouth Bancorp Inc. as discussed on a conference call hosted by Independent Bank Corp. on January 9, 2004.

Independent's Acquisition of Falmouth Bancorp Continued Investment on Cape Cod January 9, 2004

Note on Forward-Looking Information This presentation contains certain "forward-looking statements" with respect to the financial condition, results of operations and business of Independent Bank Corp. and Rockland Trust Company upon consummation of the acquisition of Falmouth Bancorp, Inc. These forward-looking statements involve certain risks and uncertainties, and readers are cautioned not to place undue reliance on any such forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (i) estimated cost savings from the acquisition cannot be fully realized within the expected time frame; (ii) revenues following the acquisition are lower than expected; (iii) competitive pressure among depository institutions increases significantly; (iv) cost or difficulties related to the integration of the businesses of Independent Bank Corp. and Falmouth Bancorp, Inc. are greater than expected; (v) changes in the interest rate environment reduce interest margins; (vi) general economic conditions, either nationally or in the markets in which Independent Bank Corp. will be doing business, are less favorable than expected; or (vii) legislation or changes in regulatory requirements adversely affect the businesses in which Independent Bank Corp. would be engaged. Independent Bank Corp. disclaims any intent or obligation to update publicly any such forward-looking statements, whether in response to new information, future events or otherwise.

Acquisition Attractiveness Strategic Fit Adds significant presence in key markets on Cape Cod. Attractive core deposit base. Immediately accretive to earnings. Combines consistent service oriented community images. Provides operating leverage. High asset quality. Low Risk Independent is operating successfully in adjacent markets. Falmouth has low risk balance sheet. Falmouth is relatively small vs. Independent. Independent's product mix can readily satisfy the needs of Falmouth customers. Conservative assumptions still create accretive transaction.

Falmouth Bancorp, Inc. At-a-Glance ($ in millions) Financials as of 9/30/03 Assets $166.1 Net Loans $ 83.3 Deposits $145.5 Market Capitalization(1) $ 34.3 Shares Outstanding 914K Branches 4 Employees/FTE's 43/40 Geographic Market Share(2) #3 Barnstable County Market Share #10 (1) Based upon FCB's closing price of $37.50 on 1/7/03 (2) Towns of Falmouth, East Falmouth, North Falmouth & Bourne

Demographics FCB's markets have very desirable demographic characteristics. Projected Growth in # of Households Projected Population Growth Projected Median Household Income Growth Source: SNL Financial - Growth data is projected from 2003-2008 and includes the towns of Falmouth, East Falmouth and North Falmouth

Loan Mix C&I Commercial RE Residential RE Consumer

Deposit Mix Demand Deposits Savings & Int Checking Money Market Time Deposits

Summary Financial Overview - 9/30/2003

Transaction Summary Consideration: Cash of $38.00 or 1.28 INDB shares Mix: 50% Stock / 50% Cash Aggregate transaction value: $36.9 MM(1) (2) Exchange ratio: Fixed at 1.28 INDB shares/FCB share Total shares to be issued: @585,000 INDB shares Cash break-up fee: $1.5 MM (4% of transaction value) Estimated cost savings: 40% of FCB's operating expense base Estimated one-time merger charge: Capitalized after-tax restructuring charge of $1.8MM and one time after-tax merger related expenses of $0.5MM Walk-away: Limited price-based walk-away, subject to top-up right (3) Due diligence: Completed Required approvals: FCB Shareholder/Regulatory approvals Expected closing: 2nd quarter of 2004 (1) Based on INDB closing share price of $29.00 on January 7, 2004 and $38.00 per share in cash (2) Includes cash out of stock options (3) Falmouth Bancorp, Inc. has the right of termination if the value of Independent Bank Corp stock declines by 20% and underperforms the NASDAQ Bank index by 20%, unless Independent Bank Corp. determines to adjust consideration.

Transaction Ratios Price/Book 193.4% Price/Tangible Book 193.4% Price/Trailing EPS(1) 40.0x Implied Core Deposit Premium 12.5% Implied Total Deposit Premium 11.4% (1)Excludes extraordinary items

Pro Forma Market Share

Transaction Timetable Expected shareholder approval(1): Q1 - 2004 Expected closing: Q2 - 2004 Expected systems conversion: Q3 - 2004 (1) Shareholder approval required for Falmouth Bancorp

Combined Footprint Independent Bank Corp. Falmouth Bancorp, Inc.

Earnings Accretion Cost Saves Cost saves assumed at 40%, or $1.6MM pre-tax on an annual basis...75% of the savings will be realized the first year. Cost Savings will be realized through a combination of branch closures and elimination of back office and executive expense. GAAP Earnings Impact Approximately $0.01 accretive in 2004 $0.02-$0.03 accretive in 2005 Assumed cost saves ($ in thousands) Salaries & Benefits $900 Facilities 150 Professional Fees 150 Other 400 $1,600

Capital Generation INDB Stand-alone at 9/30/03 Pro Forma Transaction at 6/30/2004 (close) Pro Forma Transaction at 12/31/2004 Pro forma for the transaction, capital levels remain comfortably above regulatory requirements. Note: Dotted line area represents excess over regulatory requirements.

NASDAQ Ticker: INDB www.rocklandtrust.com Denis Sheahan - CFO Shareholder Relations: Michelle Newcomb (781) 878-6100 Independent's Acquisition of Falmouth Bancorp

Forward-Looking Statements

     This slide presentation contains certain “forward-looking statements” with respect to the financial condition, results of operations and business of Independent Bank Corp. and Rockland Trust Company upon consummation of the acquisition of Falmouth Bancorp, Inc. These forward-looking statements involve certain risks and uncertainties, and readers are cautioned not to place undue reliance on any such forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (i) estimated cost savings from the acquisition cannot be fully realized within the expected time frame; (ii) revenues following the acquisition are lower than expected; (iii) competitive pressure among depository institutions increases significantly; (iv) costs or difficulties related to the integration of the businesses of Independent Bank Corp. and Falmouth Bancorp, Inc. are greater than expected; (v) changes in the interest rate environment reduce interest margins; (vi) general economic conditions, either nationally or in the markets in which Independent Bank Corp. will be doing business, are less favorable than expected; or (vii) legislation or changes in regulatory requirements adversely affect the businesses in which Independent Bank Corp. would be engaged. Independent Bank Corp. disclaims any intent or obligation to update publicly any such forward-looking statements, whether in response to new information, future events or otherwise.

Additional Information About the Merger and Where to Find It

     Independent Bank Corp. and Falmouth Bancorp, Inc. will be filing relevant documents concerning the merger with the Securities and Exchange Commission, including a registration statement on Form S-4 containing a proxy statement-prospectus. Investors are urged to read these documents because they contain important information, including detailed risk factors relating to the merger, not contained in this document. Investors will be able to obtain these and other documents filed by Independent Bank Corp. and Falmouth Bancorp, Inc. with the Securities and Exchange Commission on the Internet at <http://www.sec.gov>. The proxy statement-prospectus and other documents to be filed with the Securities and Exchange Commission may be obtained (once available) by directing a request to Independent Bank Corp., 288 Union Street, Rockland, Massachusetts, 02370, Attn: Investor Relations, or to Falmouth Bancorp, Inc., 20 Davis Straits, Falmouth, Massachusetts, 02540, Attn: Investor Relations.

Participants in Solicitation

     Independent Bank Corp., Falmouth Bancorp, Inc. and their respective directors, executive officers and other members of management and employees may be participating in the solicitation of proxies in connection with the merger. Information concerning Independent Bank Corp.’s and Falmouth Bancorp, Inc.’s participants in the solicitation is set forth in the proxy statements filed by each with the Securities and Exchange Commission on February 26, 2003 and December 18, 2003, respectively. Certain directors and executive officers of Independent Bank Corp. and Falmouth Bancorp, Inc. may have direct or indirect interests in the merger due to securities holdings, vesting of options and pre-existing or future indemnification arrangements. Additional information regarding Independent Bank Corp., Falmouth Bancorp, Inc. and the interests of their respective directors, executive officers in the merger may be obtained from reading the definitive proxy statement-prospectus regarding the proposed merger when it becomes available. Investors should read the proxy statement-prospectus and other documents to be filed with the Securities and Exchange Commission carefully before making a decision concerning the proposed merger.